Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
Tel: (908) 559-1629
Fax: (908) 766-5725
robert.barish@verizon.com

September 23, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
File No. 1-08606

Dear Mr. Spirgel:

We have received your comment letter dated August 19, 2009, and the following represents our response to your comments. For your ease of reference, we have included your comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Intangible Assets Not Subject to Amortization

1. We note your response to comment one in our letter dated July 9, 2009. We also note the documents dated May 31, 1996 and August 14, 1995 that you have sent us regarding capitalization of interest for FCC licenses related to PCS business. Please provide a detailed response to the following comments.

a.

We note in your Form 10-K for December 31, 2008 that you disclose that Verizon Wireless holds FCC licenses to operate several different radio services, including the cellular radiotelephone service, personal communication service, advanced wireless service, and point-to-point radio service. Furthermore you state that the technical and service rules, the specific radio frequencies and amounts of spectrum that you hold and the sizes of the geographic area that you are authorized to operate in, vary for each of these services. Since the interpretation that was previously received related only to PCS licenses under paragraph 9 of SFAS 142, please provide us with separate information for your licenses by the four aforementioned categories. Further separate each category of license into national licenses and those that pertain to a certain area, specifying the area to which each relates. For each of the above, show the original cost, capitalized interest if applicable and any other capitalized costs. If the licenses were obtained in a bulk purchase, please show us how you separated them into the individual components to properly capitalize interest in accordance with SFAS 34.

Verizon Wireless Licenses

The Company owns a number of FCC authorized wireless licenses pertaining to wireless radio spectrum. These licenses represent the right to use designated frequencies in specified areas of the wireless radio spectrum. The designated frequencies are, in general terms, similar and can be used to deliver a wide variety of services. The Company’s licenses include 850 MHz (Cellular) licenses, 1.9 GHz (PCS) licenses and 1.7/2.1 GHz (AWS) and 700 MHz licenses.

The 850 MHz licenses are those referred to as cellular radiotelephone service spectrum in the Company’s 2008 Form 10-K. Cellular licenses are the original licenses that were granted by the FCC approximately 25 years ago. The Company either received these licenses from the FCC without payment in franchise areas where it was the incumbent wireline telephone carrier, or the Company obtained these licenses through secondary market acquisitions of other wireless companies or licenses owned by other wireless companies. The values recorded in the Company’s financial statements for these licenses is either zero or the amount of the purchase price allocated to the licenses in accordance with the purchase accounting requirements in effect at the time. No interest has ever been capitalized with respect to these licenses, which represented $40.6 billion of the $62.0 billion net book value of the Company’s wireless licenses at December 31, 2008. The amount of 850 MHz licenses held by the Company increased by approximately $9.4 billion during 2009 due to the Company’s acquisition of Alltel Corporation.

1.9 GHz licenses are the licenses referred to as personal communication services (PCS) spectrum in the Company’s 2008 Form 10-K. These licenses have been used by the Company to provide traditional wireless voice and data services based on 2G and 3G technologies. The Company purchased the PCS licenses in the secondary market through acquisitions of other wireless companies or licenses owned by other wireless companies, or in auctions conducted by the Federal Government. Approximately $689 million of interest was capitalized through December 31, 2008 with respect to these licenses, which represented approximately $8.6 billion of the $62.0 billion net book value of the Company’s wireless licenses at December 31, 2008. Since all of the Company’s PCS licenses are ready for their intended use, the Company no longer capitalizes interest on PCS licenses.

The point-to-point radio service licenses referred to in our 2008 Form 10-K do not represent a significant value and no interest has been capitalized with respect to these licenses.

The licenses at 1.7/2.1 GHz are referred to as advanced wireless services (AWS) spectrum licenses. We purchased the AWS licenses in 2006 and the 700 MHz licenses in 2008. The Company intends to use these licenses to provide next generation wireless services based on 4G technology and these licenses are sometimes referred to herein as “4G licenses”. These licenses were purchased through auctions conducted by the Federal Government. Approximately $618 million of interest has been capitalized through December 31, 2008 with respect to these licenses, which represented approximately $12.8 billion of the $62.0 billion net book value of the Company’s wireless licenses at December 31, 2008.

The following is a summary of the above information as of December 31, 2008 (in billions):

	Original Cost	Capitalized Interest	Other Capitalized Costs	Total Wireless Licenses
Cellular licenses	$40.6	$—	$—	$40.6
PCS licenses	7.9	0.7	—	8.6
4G licenses	12.2	0.6	—	12.8

Total	$60.7	$1.3	$—	$62.0

Because the Company has never or no longer capitalizes interest with respect to its Cellular, PCS and point-to-point radio service licenses, the remainder of the discussion that follows is directed to what the Company refers to as its 4G licenses and network.

The following table sets forth the year-end 2007 and 2008 balances of 4G licenses for which the Company was capitalizing interest during 2007 and 2008. The table includes all licenses (as designated by the FCC at the time of the auction) with an aggregate cost, as of December 31, 2008, of at least $100 million and for which the three conditions specified in paragraph 17 of FASB Statement No. 34, Capitalization of Interest Cost (SFAS 34) were met (i.e., licenses which by definition were “qualifying assets”) (in millions).

4G Licenses that are Qualifying Assets
	2007	2008
FCC Designated Area
Mississippi Valley Region	$275	$1,901
Northeast Region	1,335	1,838
Great Lakes Region	616	1,726
Chicago	—	1,044
Southeast Region	572	996
Central Region	—	723
Riverside, CA	—	580
Los Angeles	—	484
New York	—	430
West Region	—	320
Philadelphia	—	248
Miami	—	233
Dallas	—	172
Washington	—	123
San Francisco	—	104
Atlanta	—	103
Houston	—	103
Tampa	—	102

None of the licenses purchased by the Company were “national” licenses.

The individual city licenses shown in the table above provide incremental capacity to the regional licenses. This capacity is necessary to satisfy the expected usage in large population centers where demand for advanced wireless communications services is generally the greatest. The individual city licenses are all the 700 MHz licenses designated as “A block” and “B block.”

Phases to Bring Network Into Service

There are five basic phases in the process of bringing a new generation wireless network into service. These include (1) the identification of the spectrum resources to be utilized, including, if necessary, the acquisition of additional necessary licenses, (2) preconstruction activities, (3) construction activities, (4) final testing, and (5) the launch of service. Preconstruction activities include (1) the clearing of the licenses, if necessary, (2) the selection and testing of technology to be used, (3) the network design, and (4) site selection, acquisition and site preparation activities, at either newly acquired network cell site locations, or existing cell site network locations. The first of the preconstruction activities described above (clearing activities) can vary from license to license although some planning and testing activity is necessary for all licenses to determine the extent to which clearing is necessary. The other preconstruction activities (technology selection and testing activities, network design activities and site-related activities), however, apply more generally to all licenses throughout the preconstruction process. While certain aspects of the process to bring a network into service must occur in a specific sequence, other aspects, particularly preconstruction and construction activities, may occur in a specific geographical area simultaneously.

Once payment has been made for licenses and interest expense is being incurred, the Company’s policy is to begin capitalizing interest at the time that the preconstruction activities begin. Assuming no interruption in the process, the Company’s policy is to continue capitalizing interest until the successful completion of final testing. The marketing of commercial services and the acquisition of customers generally begins shortly after the successful completion of final testing.

In the case of the Company’s 4G network, although certain of the licenses intended for use in the deployment of this network were acquired as early as 2006, preconstruction activities (and, therefore, interest capitalization on those licenses) did not commence until the third quarter of 2007 and are ongoing at this time.

During the third quarter of 2009, construction activities that are not dependent on the completion of preconstruction activities commenced in 30 markets in the country where the Company expects to initially launch service. The construction activities underway include the deployment of Ethernet backhaul capabilities, the addition of capacity to power and environmental control systems, and, where necessary, tower modifications for the mounting of additional antennas. During the fourth quarter of 2009 or the first quarter of 2010, full network construction is expected to commence in these initial large markets as well as selected smaller markets. Final testing in 25-30 of the initial markets is expected to be completed during 2010 and in smaller markets in 2011-2013.

4G Qualifying Activities

As discussed above, the Company’s 4G network is currently in the preconstruction phase. This phase includes a number of administrative and technical activities that are summarized above and are necessary to ready the FCC licenses for their intended use. Although the Company considers the activities that are conducted during the preconstruction phases as qualifying activities for interest capitalization as contemplated in SFAS 34, the cost of these activities are accounted for in accordance with the nature of the activity and not capitalized as part of the cost of the license. The Company does not capitalize interest on the cost of preconstruction qualifying activities. Interest is only capitalized on the cost of the wireless license.

When the Company purchases wireless licenses in Federal auctions, it is not uncommon that the license frequencies are being used at the time for alternative purposes by another party such as a governmental agency or a radio or television broadcaster. In these instances, the license cannot be used as intended by the Company until the incumbent party stops using the spectrum. “Clearing” is the general description of the activities that are performed to transfer the operations of the incumbent parties (or terminate the operations completely) from the purchased spectrum to other alternative spectrum.

The clearing process requires testing to determine the nature and extent of interfering activities. Because the interfering use must be stopped before the Company can use the licenses, the Company considers the act of “clearing” the preexisting user from the frequency as a qualifying preconstruction activity as defined in paragraph 17.b of SFAS 34. The time it takes to clear spectrum varies but it typically takes at least one year and can take several years depending on the extent and nature of the interfering activities.

The spectrum included in the “4G Licenses that are Qualifying Assets” table above is all intended for use in the Company’s 4G network. The 700 MHz licenses purchased in 2008 were primarily being used by television broadcasters at the time of the Company’s purchase. These television networks were required to stop using the spectrum by February 2009. This original deadline was extended by Congress, however, and the clearing activities continued until June 2009. The spectrum covered by the AWS licenses acquired in 2006 was being used by government agencies such as the Department of Defense and the Department of Justice, as well as by private parties for broadcast radio service and commercial point-to-point microwave service. The clearing activities for the AWS licenses, which began in July 2007, are not yet complete.

The Staff has questioned whether clearing activities represent qualifying activities in accordance with the requirements of SFAS 34. The Company concluded that the clearing activities represent preconstruction activities as contemplated in SFAS 34 because they are analogous to the demolition of a pre-existing structure prior to the construction of a new manufacturing facility.

Coincident with the clearing activities that began in mid-2007, the Company was also conducting other qualifying activities as part of the preconstruction phase, such as the design and testing of the 4G network elements necessary for use in the network. The principal 4G network elements are the base stations, the antennas and the end-user devices. The base stations and antennas are generally part of cell sites and the devices are the phones and data devices used to access the network. The 4G versions of base stations and antennas are not compatible with 2G and 3G devices. The 4G devices can be designed to work with the 4G network as well as all preexisting 2G or 3G networks. The specifications for each of the 4G network elements are in the process of being determined and the resulting designs are being tested for compliance and interoperability by company engineers. The preconstruction design and testing phase of the 4G network roll-out has been in process since the third quarter of 2007 and is ongoing. Although the necessary network elements are still undergoing modification and enhancement, the network element design phase progressed to a point in early 2008 where non-commercial models of these elements were available for preconstruction testing and preconstruction technology trials. During 2008, such trials were conducted using the Company’s AWS license spectrum in Whippany, New Jersey in conjunction with Alcatel-Lucent; Columbus, Ohio in conjunction with Nortel; and Minneapolis, Minnesota in conjunction with Ericsson.

These initial preconstruction technical trials have been followed up during 2009 with similar trials in Boston, Massachusetts with Alcatel-Lucent and in Seattle, Washington with Ericsson utilizing the 700 MHz licenses purchased in 2008. The planning and design phase of the 700 MHz preconstruction trials began in early 2008 and the trials were initiated immediately after the spectrum was cleared and available for the Company’s use in June 2009.

The preconstruction network element design and technical trials apply to all of the licenses held for use in the 4G network. The Company does not generate any revenue from the field or other technical trials.

Applicability of SFAS 34 to 4G Qualifying Activities

Based on the preconstruction activities that were underway in 2007 and early 2008 to begin readying the 4G licenses for their intended use, the Company concluded that the three conditions necessary for capitalizing interest on the AWS licenses were present in the third quarter of 2007 and the three conditions necessary for capitalizing interest on the 700 MHz licenses were present during the second quarter of 2008. The Company reached this conclusion because these were the times at which (1) expenditures for the licenses had been made, (2) preconstruction activities necessary to ready the licenses for their intended use were in progress as all of the licenses benefited from the administrative and technical activities being carried out in the preconstruction phase, and (3) interest costs were being incurred. In reaching its conclusions, the Company considered paragraph 17 of SFAS 34 which states that the activities necessary to get an asset ready for its intended use should be construed broadly. Such activities encompass more than physical construction and include administrative and technical activities occurring during the preconstruction phase. The Company’s analysis with respect to the 700 MHz licenses is described in more detail in response 1(h) below.

It is the Company’s policy that the amount of interest capitalized be calculated on a license-by-license basis and that interest capitalization cease in each license area once it is ready for its intended use as evidenced by the successful completion of final testing (referred to as phase 4 above).

If network construction within the geography of a licensed area is completed in phases, the Company will cease capitalizing interest for any portion of the license for which final testing has been successfully completed in accordance with the requirements of paragraph 18 of SFAS 34. If this were to occur, the Company will stop capitalizing interest on the portion of the license for which final testing has been successfully completed (phase 4). This has not yet occurred with respect to any 4G license, because the Company is still in the preconstruction stage for the network and, as a result, the final testing phases have not occurred in any license area.

Interest was the only cost being capitalized with respect to the Company’s 4G licenses during the preconstruction activities carried out in 2007 and 2008.

b.	For your PCS licenses, tell us what is meant by the term, “cleared,” for existing users in the third paragraph of your response. If the customer has already received service and will continue to receive service after movement, why is this activity related to construction? Please identify and quantify all the costs related to this activity, the related capitalized interest, as well as the periods over which these activities occurred. We believe that interest related to this activity should not be capitalized.

Please refer to the discussion of clearing under heading “4G Qualifying Activities” in response 1(a), which is equally applicable to PCS licenses. Although clearing activities can require a substantial amount of time, they do not represent a significant portion of the overall network costs and can vary from license to license. Interest is not capitalized on the cost of clearing activities.

c.	Tell us why you believe that feasibility and the related engineering studies are not R&D expenses pursuant to SFAS 2. Tell us the nature of the technology decisions that were required and what was meant by studies to select the extent of technology to be deployed. Please quantify the costs related to each of these activities as related to PCS licenses, show the periods in which the costs were incurred, the amount of interest capitalized, and how these costs related to the buildout of the various portions of the PCS system.

The Company considers feasibility and engineering studies to be qualifying preconstruction activities for all of its licenses as defined in SFAS 34. Without extensive feasibility and engineering studies, it is not possible to effectively deploy the 4G network and use the 4G licenses as intended.

During technology development, the Company performs feasibility and engineering studies to select the nature and extent of technology to be deployed in the network. As part of this process, technology trials are conducted that include the following activities:

•	Validation of vendor compliance with design specifications,

•	Validation of vendor compliance with industry or other applicable standards,

•	Testing for compliance with performance specifications and criteria,

•	Validation of interoperability with network elements supplied by other vendors,

•	Acceptance testing for end-user devices, and

•	Completion of end-to-end system effectiveness testing.

The costs of feasibility and engineering studies are expensed as incurred and, where appropriate, classified as R&D expense. Interest is not capitalized on the cost of feasibility and engineering studies.

d.	Tell us the nature of the field trials that you conduct and whether you earn revenue related to the field trials. Tell us how long these field trials last-both in the lab and also in the field and the parties who are conducting the trials. Tell us the actual costs related to these trials and the amount of capitalized interest, if any. Please discuss in detail why these costs are not R&D costs under SFAS 2.

Please refer to the discussion of preconstruction activities in response 1(a) above.

The Company considers each technical trial to be a qualifying preconstruction activity for all of its licenses as defined in SFAS 34. Without extensive technical trials, it is not possible to effectively deploy the 4G network and use the 4G licenses as intended.

The costs of the technical trials are expensed as incurred, and the Company does not generate revenues related to such trials. Interest is not capitalized on the cost of technical trials.

e.	Once the equipment is tested and deployed, tell us the length of time that transpires before you start providing service to your customers. Tell us who actually provides the deployment services- the vendors’ employees or Verizon employees.

When the FCC licenses are ready for their intended use, the Company ceases capitalizing interest in accordance with SFAS 34. This occurs when final testing, phase 4 as described in response 1(a), has been successfully completed. There is no material length of time between completion of final testing and the provision of service to customers. However, the Company’s interest capitalization determination is based on completion of final testing and not actual provision of services to customers.

The construction of the 4G network will involve both Company employees and outside vendors to ensure that the deployment occurs in the most expedient manner consistent with the Company’s quality standards.

f.	Regarding the connection of the base station to the core network equipment, tell us about and quantify any items that are used by both your wired lines and PCS wireless systems. Tell us if you have capitalized soft costs related to pre-existing equipment and facilities and the amount and nature of those costs, including capitalized interest, if applicable.

The Company’s wireless segment purchases communications services from its wireline segment and from other wireline communications companies. The costs of these services have no impact on the amount of interest cost capitalized with respect to the licenses. The Company does not capitalize soft costs or interest costs related to pre-existing equipment or facilities.

g.	Please provide a detailed list of all the costs related to the last paragraph of page two of your response. Quantify each item and discuss in detail your reason for capitalizing the cost. Tell us the specific licenses to which each of these activities related, the amounts capitalized and the related capitalized interest. Show the period of development for each related license and include the activities that you believe commenced the development and finally the date of deployment. Show on this schedule the related revenues, if any, earned during this period.

The activities described in the last paragraph of page two to our previous response were intended to explain the preconstruction activities that the Company believes represent qualifying activities as described in paragraph 17 to SFAS 34. The costs of preconstruction activities are generally expensed as incurred based on their nature. Interest is not capitalized on the cost of these preconstruction activities.

h.	We do not agree with your position as stated in the last paragraph of page three of your response that the cash payment for the purchase of licenses is a first condition for beginning to capitalize interest pursuant to paragraph 17 of SFAS 34. We believe that this may explain the reason for the significant amount of interest related to FCC licenses that you capitalized in 2008. You did not explain the reason for the disproportionate amount of interest capitalized and the date that the licenses were granted, November 26, 2008 as disclosed in Note 4 to your financial statements, during our telephone conversation of August 13, 2008. We believe that you should not capitalize interest related to the purchase of an asset until it is a qualifying asset. Paragraph 9 of SFAS 34 defines qualifying assets as assets that are constructed or otherwise produced for an enterprises own use (including asset constructed or produced for the enterprise by others for which deposits or progress payments have been made). Furthermore paragraph 10 states that interest shall not be capitalized on assets that are not being used in the earning activities of the enterprise and are not undergoing the activities necessary to get them ready for use. Please provide us with detailed calculations showing how you have calculated the interest that you have capitalized on FCC licenses by period for the 700 MHz licenses and your other licenses since you initiated this practice. Please provide your capitalized interest calculations for wireless PP&E as well as capitalized interest related to other construction activities for which you should provide a detailed explanation. We note your disclosure in Note 4 to your financial in your Form 10-K for December 31, 2008 that as of December 31, 2008 and 2007, $12.4 billion and $3.0 billion, respectively, of wireless licenses were not in service. For each period, please reconcile the beginning and ending wireless licenses balances, showing beginning and ending balances, licenses acquired, and licenses disposed of. Also note the licenses that have not been placed in service and the reason why the licenses have not been place in service.

In accordance with paragraph 17 of SFAS 34, interest capitalization should begin when three conditions are present. Our prior statement was intended solely to specify that the first of these conditions had been met when expenditure for the licenses occurred.

The Company began capitalizing interest on its 700 MHz licenses in the second quarter of 2008, because all three of the conditions for capitalizing interest were present with respect to the 700 MHz licenses at that time.

In January 2008, the Company paid an initial deposit in order to participate in FCC Auction 73 of the 700 MHz licenses. In March 2008, the FCC announced that the Company was the successful bidder for the 700 MHz licenses. In April 2008, the Company made the final payments for the 700 MHz licenses in full satisfaction of the $9.34 billion bid thereby satisfying the first condition to interest capitalization in paragraph 17.a of SFAS 34.

As described in response 1(a) above, preconstruction activities applicable to the entire 4G network commenced in 2007 and were ongoing throughout 2008, thereby satisfying the second condition to interest capitalization in paragraph 17.b of SFAS 34.

In April 2008, the Company was incurring interest expense, thereby satisfying the third condition for interest capitalization in paragraph 17.c of SFAS 34.

Because all three conditions to capitalization of interest on the 700 MHz licenses were met by April 2008, the Company began capitalizing interest at that time as required by SFAS 34.

In accordance with the FCC’s rules for the auction, immediately after paying for the licenses in April 2008, the Company filed the required license application and was issued the licenses on November 26, 2008. The fact that the Company was required to undertake the FCC application process for the licenses does not change the Company’s analysis of when interest capitalization is required under SFAS 34, because all three of the conditions required by SFAS 34 were present irrespective of the application process. The Company notes that even if the April 2008 payment to the FCC was characterized as a deposit on the 700 MHz licenses, the payment would still satisfy the first condition to interest capitalization, as indicated by paragraph 9.a of SFAS 34.

A reconciliation of the beginning and ending balances (excluding capitalized interest) for the Company’s 4G licenses is presented below (in billions):

	12/31/2007	Additions	Dispositions	12/31/2008
700 MHz Licenses	$—	$9.4	$—	$9.4
AWS Licenses	2.8	—	—	2.8

Total	$2.8	$9.4	$—	$12.2

i.	Please discuss in detail the process that you have in place to monitor qualifying activities- especially the initiation of development of the PCS system, delays that require the suspension of the capitalization of interest and finally the activities that comprise the performance test to conclude the capitalization of interest. If these processes have varied depending on the licenses involved, regional or national, or any other circumstance, please expand your response to discuss all circumstances in detail.

The Company deploys a new generation of technology infrequently and, when it does, the cost and effort are significant. In the case of 4G, the FCC licenses cost in excess of $12 billion and the deployment will take years. Once the decision to deploy a new generation network is made, there is no intention to suspend activities until the licenses are ready for their intended use, and we have not in fact done so – voluntarily, or involuntarily because of external factors.

Significant processes and controls are in place to ensure that qualifying activities are in progress for all licenses for which interest is being capitalized as required by SFAS 34. On a monthly basis, the employees responsible for monitoring 4G network development and construction efforts review the qualifying activities for each license. The categories of activities consist of preconstruction activities such as (1) the clearing of the licenses, if necessary, (2) the selection and testing of technology to be used, (3) the network design, and (4) cell site selection acquisition and preparation. On a quarterly basis, finance personnel independent of the monitoring team described in the previous sentences select a sample of reports for review to ensure that qualifying activities reported are in progress.

Although we have not experienced any interruption of qualifying activities with respect to our 4G deployment, SFAS 34 indicates that brief interruptions in activities, interruptions that are externally imposed and delays that are inherent in the acquisition process shall not require cessation of interest capitalization.

j.	We note your disclosure in the last paragraph of your response to this comment that the 700 MHz wireless licenses acquired in 2008 are necessary to develop and offer fourth generation voice and data wireless services to your customers. Please discuss in detail the relationship that exists between fourth generation and previous PCS licenses. Compare and contrast the systems. We note your disclosure in Note 4 to your financial statements in Form 10-K for December 31, 2008 that you were the successful bidder for twenty-five 12 MHz licenses in the A-block frequency, seventy-seven 12 MHz licenses in the B-block frequency, and 22 MHz licenses (nationwide with the exception of Alaska) in the C-block frequency. Please tell us in detail how you have allocated the price paid among the various licenses and the significance of the frequency blocks obtained. During our telephone conversation of August 13, 2009, you stated that you commenced work in stages to deliver fourth generation services to your customers. Please show us in detail a schedule of the actual areas that are currently in development along with your projected completion dates for rolling these services out across the country. We may ask for similar calculations for other enhancements to your systems.

The principal FCC license-dependent elements of our wireless network, other than the licenses themselves, are the base stations, the antennas and the devices. The base stations and antennas are generally part of cell sites, and the devices are the phones or data devices used by customers to access the network. The 4G versions of base stations and antennas are not compatible with the 2G and 3G devices. The 4G devices can be designed to work with the 4G network as well as the preexisting 2G and 3G networks.

The spectrum dependent 4G network elements can operate with any of the comparable A, B or C block FCC licenses. The value for each of these licenses was the actual price paid to the Federal Government for the licenses.

The schedule of licenses for which interest is being capitalized is included in response 1(a) above. Response 1(a) also discusses the Company’s plans for deployment of the 4G network.

k.

During our telephone conversation of August 13, 2009, you stated that the wireless assets were comprised of licenses, actual hard network costs, retail stores, employees, cars and other administrative costs. Please tell us why you believe that costs of retail stores should be included as a cost of your wireless network and the impact of these stores on your interest capitalization policies. Show us how you capitalize your employees and the direct and indirect costs that are considered the cost of an employee. How do you determine if the activities are capitalizable?

Are timesheets kept to record activities? What is included in the “cars” classification that you briefly mentioned during our telephone conversation? Please provide us with a complete list of capitalized administrative activities, the amount capitalized for each activity and the relationship of the activity to the construction.

The Company’s retail stores and cars can be either owned or leased. When owned or subject to capital leases, the costs of retail stores and cars are capitalized as part of the Company’s Plant, Property and Equipment balance. In cases when they are subject to operating leases, they are not. In either case, the costs of retail stores and cars have no impact on the amount of interest capitalized with respect to the licenses or for any other purpose.

Because the 4G network is in the preconstruction stage the only cost of significance that has been capitalized in relation to the 4G wireless licenses is interest cost. The amount of interest cost capitalized is based solely on the cost of the license and is disclosed in response 1(a) above.

l.	Tell us in detail how you determined the capitalization rate(s) for each period using the guidance in paragraphs 12-16 of SFAS 34.

The amount of interest capitalized each month is determined by applying an interest rate to the cost of the licenses. The capitalization rate represents the weighted average interest rate on the Company’s borrowings outstanding during the period.

Note 17. Segment Information

2. We note your response to comment three in our letter dated July 9, 2009 and the information presented to your chief operating decision maker for September 2008 and August 2008. It appears that the following wireless activities: Northeast region, South region, Midwest region and West region as well as the following wireline activities: International, Verizon Telecom FiOS and HSI, Verizon Business, and Verizon Services are each separate segments under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains operating margins, net income, net income before discontinued operations, EBITDA, revenue and certain expenses, or total expenses with which the chief operating decision maker can make decisions about resources to be allocated and assess performance. In addition, we note that some of these components are led by various individuals who appear to be segment managers as discussed in paragraph 14 of SFAS 131.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17.a though 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, EBITDA, and EBITDA percentage, and free cash flow contribution along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18-21 of SFAS 131, please provide us an analysis to support your position.

Based on the above comments, it appears to the Company that the Staff does not have a complete understanding of how our Chief Operating Decision Maker (CODM) manages the business, assesses overall performance and allocates resources within the organization. As such, this response includes additional information on how the Company’s CODM manages our two operating segments, along with references to the relevant accounting literature that was considered by the Company in determining the required segment disclosures under FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). This response also explains why the Company does not agree with the Staff’s assertion that certain other components of our business represent operating segments as defined in SFAS 131.

SFAS 131 requires an enterprise to present disaggregated information using what is referred to as the management approach. Paragraph 4 of SFAS 131 specifically states “the management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” We believe it is clear that the underlying intent of SFAS 131 is to provide operating segment disclosures consistent with the financial measures used by the CODM to review performance and make decisions regarding the allocation of resources.

Paragraph 10 of SFAS 131 defines an operating segment as a component of a business enterprise that has each of the following characteristics:

•	The component engages in business activities from which it may earn revenues and incur expenses,

•	The operating results are regularly reviewed by the enterprise’s CODM to make decisions about resources to be allocated to the segment and assess its performance, and

•	Discrete financial information about the component is available.

We believe it is important for the Staff to understand and appreciate that the Company’s determination of its operating segments is consistent with the management approach philosophy discussed in SFAS 131 and the specific criteria of what constitutes an operating segment included in paragraph 10 of SFAS 131. Further, the Company believes that reporting additional segments as suggested by the Staff would be inconsistent with management’s approach and would not comply with the specific SFAS 131 criteria of an operating segment. The remainder of this response will serve to support the Company’s views in this regard.

As described in our earlier correspondence with the Staff, the Company is organized and managed around its wireless and wireline communications networks. The wireless network is domestic in nature and covers virtually all of the population of the United States. The wireline network is also largely domestic in nature but has substantial international reach as well. Although these networks have certain common elements, they remain largely separate at this time. The wireless and wireline networks are each individually managed on an aggregate basis by the segment manager who reports to the CODM. The assessment of performance and the allocation of resources by the CODM, as contemplated in paragraph 10.b of SFAS 131, is also done on an aggregate basis at the individual wireless and wireline level. The CODM assesses performance and allocates resources at this level due to the integrated nature of each of these networks. An example of this would be the CODM’s decision to allocate resources to design and build a nationwide 4G wireless network.

In 2005, the Company had four reportable segments. Since that time, the Company has divested its Information Services segment and most of the international investments that comprised its International Segment and focused its resources and efforts on its current two operating segments. Our primary focus has been to offer increasingly advanced services by our wireless segment and to expand and enhance the broadband services, including internet and video services, offered by our wireline segment in both business and residential markets. Consistent with this transformation strategy, we have continued to integrate and streamline our networks to take advantage of economies of scale and use our capital as efficiently as possible.

Because each of the networks is integral to providing services to our customers, the CODM’s primary measure of profit and loss for assessing performance as contemplated in paragraph 10.b of SFAS 131 is adjusted operating income at the network level. As described in our earlier correspondence, this measure is used because adjusted operating income contains the significant network-related costs that are not included in other measures. Measures such as EBITDA, which by definition does not include significant network related costs, do not provide sufficient information for the CODM to assess performance or make resource allocation decisions. Because the CODM uses adjusted operating income to assess performance and allocate resources, the Company reports adjusted operating income as the primary measure of profit or loss for each of the operating segments reported in its consolidated financial statements. To report a different measure of profit or loss would be inconsistent with the way that the CODM manages the Company and the requirements of SFAS 131.

The report provided by the Company as part of its response to the Staff’s letter dated June 26, 2009 (the “second report”) and referred to in the Staff’s most recent comment letter has a relatively wide distribution and is used for different purposes by a variety of individuals. The second report includes a large number of non-financial performance indicators such as number of customers, number of net customers added, number of switched access lines, customer churn rates, number of premises passed and lines in service, among numerous others. The second report only includes adjusted operating income, which is the measure of profit or loss used by the CODM to assess performance and allocate resources, with respect to the consolidated entity and the wireless and wireline operating segments. Accordingly, the Company does not believe the second report provides any basis to conclude the Company has operating segments other than at the level of the wireless and wireline business units. We believe that using the second report to conclude otherwise would be inconsistent with the intent and the definition of an operating segment in SFAS 131, specifically, paragraph 10.b. The second report was provided in response to the Staff’s previous request to support certain statements made during an earnings call. The statements cited by the Staff, with the sole exception noted below, were not made by the CODM, but rather by the Company’s CFO or COO. The CODM did make reference to the Company having specific performance metrics related to a certain product line, but this was only in the context of the non-financial performance indicators, as highlighted above. The report initially provided as part of the Company’s response to the Staff’s letter dated May 20, 2009 is the report used by the CODM to allocate resources and assess its performance as contemplated by paragraph 10.b of SFAS 131.

In addition to the overall observations noted above, we will specifically address in the remainder of this response each of the additional operating segments proposed by the Staff and the reasons the Company does not believe it would be appropriate to treat these components as separate operating segments in accordance with SFAS 131.

As discussed below, the Staff has suggested there could be as many as four segments within the Company’s reported wireless segment.

Northeast, South, Midwest and West Regions of Verizon Wireless

With respect to the wireless regions, the Staff noted that an operating margin for each of the regions was one of the measures included in the second report and this appears to be the Staff’s sole basis for suggesting the regions could meet the definition of operating segments. We note that most of the other metrics referred to by the Staff, including total expenses, net income before discontinued operations, net income and EBITDA, with respect to the four wireless regions do not appear in the second report. The operating margins for the four regions that are included in the second report, when aggregated, do not represent the entire wireless segment regularly reviewed by the CODM to allocate resources and assess performance of our nationwide wireless business. For example, the aggregate amount of the operating margins reported in the September report for the four regions is approximately $3.4 billion dollars higher than the total wireless results reviewed by the CODM and reported in the Company’s segment results. This is because the regional results included in the second report do not include various revenues and expenses that are managed on an aggregate basis, namely, equipment revenues and expenses, as well as the cost of centralized activities such as purchasing, pricing, marketing, engineering, incentive compensation and other items. Consequently, the regional operating margins reflected in the second report present an incomplete view of the actual operating margin reviewed by the CODM and are not used to assess performance and allocate resources within the consolidated organization. The regional view of the wireless business is provided in the second report to give the report recipients other than the CODM an accountability tool to allow them to control costs and expenses. We believe this is a common practice for large businesses such as our wireless business, which has operating revenues of approximately $49.3 billion. We have consistently managed our wireless licenses and overall wireless business on a nationwide level as evidenced by national rate plans, nationwide sales practices and channels, consistent devices for all customers, and central national management of the network. Based on the above, the Company does not believe the wireless regions meet the criteria of an operating segment under SFAS 131.

The Staff has suggested that there could be as many as five segments within the Company’s reported wireline segment. These include International, Verizon Telecom FiOS, Verizon Telecom HSI, Verizon Business and Verizon Services.

International

The International information included in the second report and referred to by the Staff relates to investments accounted for under the equity method that are held outside of the wireline segment. Significant operating metrics for these equity method investments, including all disclosures that would be required under SFAS 131, are already included in footnote 7 (Investments in Unconsolidated Businesses) and footnote 17 (Segment Information) to the Company’s consolidated financial statements. Although the Company understands that, in certain specific situations, an equity method investment could be considered an operating segment, we do not believe our equity method investments represent reportable segments given that discrete financial information related to each equity method investee is not regularly reviewed by our CODM for purposes of assessing performance or allocating resources. In addition to the fact the Company has already disclosed all of the required and meaningful information related to its equity method investments, we believe it is also noteworthy that the same impairment model would be utilized for these equity method investments regardless of whether they are deemed to be an operating segment or not.

Verizon Telecom FiOS and Verizon Telecom HSI

As discussed in previous correspondence, FiOS and HSI are individual products that the Company delivers over its common wireline network. The management structure of the Company is not based on any one individual product. The Company is organized and manages its business by the network over which the Company’s products and services are delivered (e.g., wireless and wireline). In addition, the FiOS and HSI product lines do not have separate segment managers as contemplated in paragraph 14 of SFAS 131. The second report referenced by the Staff does not include adjusted operating income, the primary measure of profit or loss used by the CODM to allocate resources and assess performance as contemplated in paragraph 10.b of SFAS 131, for FiOS, HSI or any other individual product. The Staff noted that the second report makes references to EBITDA margins for both FiOS and HSI and it appears to the Company that this is the sole basis on which the Staff is suggesting that FiOS and HSI could meet the definition of an operating segment. The EBITDA measure included in the report primarily includes costs that are directly attributable to these products but does not include certain other costs that are centrally controlled. In the case of the Company’s business, measures such as EBITDA, which by definition excludes significant network related costs, would not provide sufficient information for a CODM to assess performance or make resource allocation decisions regarding individual products or services offered by the Company. Therefore, the Company’s CODM does not use this report for such purposes. Accordingly, we do not believe the FiOS or HSI product lines meet the definition of an operating segment under SFAS 131.

Verizon Business

The Verizon Business revenue and cost information included in the report referred to by the Staff relates to a collection of products offered to business customers. Like FiOS and HSI, Verizon Business’s products are delivered to customers over the Company’s common wireline network. Because the Company does not allocate network and other costs to individual products, the report referenced by the Staff does not include adjusted operating income, the primary measure of profit or loss used by the CODM to allocate resources and assess performance as contemplated in paragraph 10.b of SFAS 131, for these or any other products. The Company’s President and Chief Operating Officer is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, and plans for the wireline segment. Accordingly, we do not believe Verizon Business meets the definition of an operating segment under SFAS 131.

Verizon Services

Verizon Services is primarily a collection of cost centers that support the wireline and wireless segments. The cost centers included in the report referred to by the Staff include such activities as payroll, accounts payable, purchasing, and real estate services. Such costs are generally allocated to the wireline and wireless segments and Verizon Services does not receive revenues for these services. As such, Verizon Services is similar to a corporate headquarters or certain functional departments and would not be considered a segment under SFAS 131.

Conclusions

The Company believes there is a significant amount of judgment required in determining how best to organize and manage a company. This is particularly the case for a company of our size. In applying SFAS 131, we have given careful consideration to the way that our CODM has decided to organize and measure the Company’s performance and to allocate its resources. We understand that alternative judgments are always possible but the measures and segments that we currently report best reflect the way the CODM manages the business and, therefore, is consistent with the management approach required by SFAS 131. The Company will continue to revaluate this conclusion as organizational and operational changes occur within the business.

For all of the reasons discussed above, we do not believe either of the reports that were provided to the Staff calls into question our previous conclusion that the Company has only two operating segments. However, in light of the Staff’s comments and observations, the Company intends to address the contents and distribution of the reports that were provided to the Staff to ensure that they best satisfy the intent for which they are prepared and the extent of their distribution. Going forward, we intend to modify the second report to eliminate all of the data referenced by the Staff and/or will no longer provide such report to our CODM since he does not currently utilize this report for purposes of assessing performance or allocating resources. We believe this will serve to eliminate any potential confusion in the future as to the determination of our operating segments.

In conclusion, the key profit and loss measure for the Company is adjusted operating income. It is the only profit and loss measure by which the CODM assesses segment performance and allocates available resources. A complete measure of adjusted operating income only exists at the two segment levels of wireline and wireless. This information is not readily available for the additional segments proposed by the Staff. The Company believes the intent of SFAS 131 is not to create additional segments or change the approach in which the CODM manages the Company. In light of the information noted above, the Company continues to believe it has only two operating segments, which is consistent with management’s approach and the spirit of SFAS 131.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish Senior Vice President & Controller

cc: John F. Killian